UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025464

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ____ to ____.

Commission file number: 333-2242

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brightpoint, Inc. 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brightpoint, Inc.
501 Airtech Parkway
Plainfield, Indiana 46168

REQUIRED INFORMATION

Item 4. The Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this annual report in lieu of the information required by Items 1-3 of Form 11-K.



■ Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

■ Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

Plan Administrator
Brightpoint, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Brightpoint, Inc. 401(k) Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

May 30, 2003

Brightpoint, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31	
	2002	2001
Investments, at fair value	**$ 3,154,629**	$ 3,297,039
Receivables:		
Employer	–	4,334
Employee	–	24,450
	–	28,784
Net assets available for benefits	**$ 3,154,629**	$ 3,325,823

See accompanying notes.

Brightpoint, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

	Year ended December 31, 2002
Additions:	
Contributions:	
Employee	$ 961,655
Employer	317,784
Total contributions	1,279,439
Investment income	44,825
Total additions	1,324,264
Deductions:	
Benefits paid to participants	692,760
Administrative expenses	250
Net realized / unrealized depreciation in fair value of investments	802,448
Total deductions	1,495,458
Net decrease	(171,194)
Net assets available for benefits at beginning of year	3,325,823
Net assets available for benefits at end of year	$ 3,154,629

See accompanying notes.

Brightpoint, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Brightpoint, Inc. 401(k) Plan ("Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

Brightpoint, Inc. ("Company") established the Plan for qualifying employees effective January 1, 1996. The Plan is administered by the Company ("Plan Administrator"). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company. An employee who is 18 years of age is eligible to make elective contributions to the Plan following 30 days of employment and is eligible to receive employer contributions after completing one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Change to Record Keeper and Trustee

In October 2002, American Funds became the record keeper and Capital Bank and Trust Company became the trustee for the Plan, replacing Burke Group and Millennium Trust Company LLC, respectively.

Contributions

The Plan is a contributory defined contribution plan. Each year participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and limited to the Internal Revenue Service maximum. Participants may also contribute amounts representing qualified rollovers from other qualified plans. Company contributions consist of a matching contribution in an amount determined by the Company from time to time, not to exceed the first 6% of eligible employee compensation that is deferred and is contributed to the Plan.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Company's matching contributions and the earnings thereon as follows:

Years of Service	Percent Vested
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and Plan earnings. At December 31, 2002 and 2001, forfeited balances of terminated participants' nonvested accounts in the amounts of $7,534 and $44,355 respectively, were available to reduce future Company contributions. The benefit to which a participant is entitled equals the participant's vested accrued balance.

Investment Options

Participants may direct their employee contributions in any of the investment options selected by the Plan Administrator. Company contributions are made to Participants accounts invested consistent with their employee directions in any of the investment options selected by the Plan Administrator. Effective January 1, 2002, the Company no longer makes matching contributions in Company stock and effective May 1, 2002, participants can no longer contribute or transfer assets to the Company's stock fund.

Payment of Benefits

Benefits generally are distributed after a participant's termination of employment, disability, or death. Benefits are payable in a lump-sum distribution.

1. Description of the Plan (continued)

Plan Termination

The Company has not expressed any intent to terminate the Plan but has the option to do so at any time subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

Administrative Expenses

Effective October 2002, the administrative expenses related to the Plan are paid by the Plan. The Company paid the administrative expenses prior to October 2002.

2. Significant Accounting Policies

Investments

All investments at December 31, 2002 and 2001 are stated at fair value, which equals the quoted market price on the last business day of the plan year.

Contributions

Company contributions are recorded as additions to net assets available for benefits when the Company accrues such contributions as a liability. Participant contributions are recorded as additions to net assets available for benefits when withheld from the employees' earnings.

Income Tax Status

The Plan has received a determination letter from the IRS dated May 23, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments were held in trust at December 31, 2002 by American Funds. During 2002, the Plan's investments in the various funds (including investments bought, sold, and held during the year) depreciated in fair value as presented in the following table:

	Net Depreciation in Fair Value During the Year ended December 31, 2002
Year ended December 31, 2002:	
Fair value as determined by quoted market price:	
Mutual funds	$ (377,769)
Common Stock	(424,679)
	$ (802,448)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31	
	2002	**2001**
The American Funds mutual funds:		
The Growth Fund of America	**$ 801,734**	$ 781,124
Washington Mutual Investors	**585,506**	596,834
The New Economy Fund	**312,268**	320,989
SMALLCAP World Fund	**282,407**	277,175
EuroPacific Growth Fund	**311,862**	266,596
Bond Fund of America	**204,900**	-
High Income Trust Fund	**170,965**	-
Cash Management Trust of America	**243,130**	-
Common stock:		
Brightpoint, Inc.	**223,862**	596,829

4. Nonparticipant-Directed Investments

Information about the net assets and the changes in net assets related to nonparticipant-directed investments is as follows:

	2002	2001
Common stock*	$ -	$ 596,829
Money market accounts	-	29,531
Total nonparticipant-directed investments	$ -	$ 626,360

	Year ended December 31, 2002
Change in nonparticipant-directed investments:	
Transfers from participant-directed investments	$ (626,360)
	$ (626,360)

*The investment in common stock represents both participant directed and nonparticipant directed funds as transactions within the fund could not be reasonably segregated.

Brightpoint, Inc. 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2002

EIN: 35-1778566
Plan Number: 001

(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Mutual funds:			
American High Income Trust	16,550.338 shares	**	$ 170,965
American Bond Fund of America	16,133.880 shares	**	204,900
American EuroPacific Growth Fund	13,642.259 shares	**	311,862
American Growth Fund of America	43,619.915 shares	**	801,734
American New Economy Fund	23,165.295 shares	**	312,268
American SMALLCAP World Fund	15,919.218 shares	**	282,407
American Washington Mutual Investors	24,978.940 shares	**	585,506
American Cash Management Trust of America	243,130.440 shares	**	243,130
Total mutual funds			2,912,773
Common stock:			
* Brightpoint, Inc.	28,333.408 shares	**	223,862
Money market fund:			
Core Taylor Bank	17,994.000 shares	**	17,994
			$ 3,154,629

* Indicates party-in-interest to the Plan.
** Cost information is no longer required for participant directed investments.

NOTE: The Plan holds one instrument, a receivership certificate, that is not expected to return any proceeds for the benefit of the Plan and has, therefore, been treated as having no asset value. In April 2000, Illinois state banking officials placed the Plan's then trustee, Independent Trust Corporation, in receivership, and the supervising court assessed the Plan a shortage of $108,738.85. To protect participants from experiencing that loss, Brightpoint paid that shortage amount on behalf of the Plan, in return for the right to receive any proceeds that might eventually be paid (up to the shortage advancement amount) on a certificate issued by the receiver. To permit that advancement and reimbursement arrangement under the Employee Retirement Income Security Act, Brightpoint also applied to the U.S. Department of Labor for a prohibited transaction exemption, which was granted as Prohibited Transaction Exemption 2003-02. Because the receivership certificate is highly unlikely to return proceeds in excess of Brightpoint's reimbursement amount, the receivership certificate has no practical value as a Plan asset.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brightpoint, Inc. 401 (k) Plan

Date: June 25 2003

Name: Frank Terence
Title: Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) of Brightpoint, Inc. Plan Administrator

Exhibit Index

Exhibit No.	Description
99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002
23	Consent of Independent Auditors

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the filing of the Brightpoint, Inc. 401 (k) Plan's (the "Plan") Annual Report on Form 11-K for the year ending December 31, 2002 (the "Report"), I, Robert J. Laikin, the Chairman of the Board and Chief Executive Officer of Brightpoint, Inc., the Plan administrator, certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

Robert J. Laikin
Chairman of the Board and
Chief Executive Officer

Date: June 25, 2003

A signed original of this written statement has been provided to Brightpoint, Inc. and will be retained by Brightpoint, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

521862.01111/6278024v3

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the filing of the Brightpoint, Inc. 401 (k) Plan's (the "Plan") Annual Report on Form 11-K for the year ending December 31, 2002 (the "Report"), I, Frank Terence, the Executive Vice President, Chief Financial Officer and Treasurer of Brightpoint, Inc., the Plan administrator, certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

Frank Terence
Executive Vice President,
Chief Financial Officer and Treasurer

Date: June 25, 2003

A signed original of this written statement has been provided to Brightpoint, Inc. and will be retained by Brightpoint, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-2242) pertaining to the Brightpoint, Inc. 401(k) Plan of our report dated May 30, 2002 with respect to the financial statements and schedule of the Brightpoint, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst + Young LLP

Indianapolis, Indiana
June 20, 2003